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                                 LAW OFFICES OF
                                 IWONA J. ALAMI
                       620 NEWPORT CENTER DR., SUITE 1100
                         NEWPORT BEACH, CALIFORNIA 92660
                                  (949)760-6880
                               FAX: (949) 495-9927
                            E-MAIL: ALAMILAW@AOL.COM

                                  November 15, 2007

Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

    Re:   AMARU, INC. (THE "COMPANY")
          FILE NO. 0-32695
          Form 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
          --------------------------------------------------------

Dear Mr. Woody:

The Company responds to the Staff's comment letter dated November 1, 2007 by enclosing for filing via Edgar electronic filing system a copy of this letter. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto. The Company's responses have been prepared by the Company with the assistance of their accountants and auditors.

Form 10-KSB for the fiscal year ended December 31, 2006
-------------------------------------------------------

Financial Statements
--------------------

5. Intangible Assets, page F-15
-------------------------------

Duly noted. The Company will take into consideration all points raised by the AcSEC.

The Company confirms that it will provide the disclosure contained in its response letter dated September 12, 2007 with regard to the film library and the impairment analysis of the film library, in all future filings.

The Company further confirms that it will consider and evaluate all pertinent factors related to determining an estimate of the useful life for the Company's film library. In this respect, we will comply with paragraphs 11 and 16 of SFAS 142 and our decision will not be governed solely by any one single factor such as a lower valuation.






Very truly yours,

/s/ Iwona J. Alami